N O V A   G O L D   R E S O U R C E S   I N C.

S E C O N D   Q U A R T E R   R E P O R T

MAY 31, 2003

N O V A G O L D   R E S O U R C E S   I N C.

SECOND QUARTER 2003 REPORT TO THE SHAREHOLDERS

NovaGold Resources Inc. is pleased to report its financial and operating results for the six month period ended May 31, 2003 together with an update of the Company's activities.

During the reporting period NovaGold made significant advancement on several key initiatives to further the Company’s rapid growth. The Company continues to advance the development of its four million-plus-ounce advanced stage projects in the following order: Rock Creek, Nome Gold, Donlin Creek and Shotgun, as part of the Company’s overall strategy to position itself as a quality mid-tier gold producer.

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the second phase of Feasibility drilling has been initiated with two diamond core drills on the project. The 8,000-meter drill campaign is designed to increase the infill drilling spacing to a level sufficient for a Feasibility Study and production decision in 2004.

Independent engineering firms, Norwest Corporation and AMEC E&C Services Ltd, are on track to complete the final work on an independent Economic Assessment Study by August 2003 at Rock Creek. This study will refine the operating parameters of the open pit deposit and define the work necessary to bring the project to a production decision. As currently envisioned the project would produce 100,000 ounces of gold per year from an open pit operation. Environmental baseline data collection has begun in preparation for project permitting anticipated to begin in mid-2004 upon completion of a positive Feasibility Study. The State of Alaska has allocated and approved money to begin construction of an improved access road from the community of Nome to the Rock Creek area in 2004.

In addition, to an engineering review is also underway at the company’s Nome Gold Project located just outside of Nome, Alaska, to look at restarting gold production from the sand-and-gravel deposits on the project which have historically produced over 4 million ounces of gold. The project contains an estimated 2.2 million ounces of gold resource based on over 7,000 drill holes. The current studies will review the economic operating parameters for the deposits as well as determine what additional engineering work would be necessary for a production decision. If the economics of the project meet the Company’s investment criteria at current gold prices management believes that the project could be rapidly moved to a production decision within 1 to 2 years.

Earlier this year, Placer Dome elected to become operator at the Company’s Donlin Creek Project and to advance the project to a production decision in order to earn an additional 40% interest in the project from NovaGold. Placer Dome currently has a 30% interest in the project and to earn its additional interest in the project as project operator it must spend the next US$30+ million toward project development, complete a bankable Feasibility Study, and complete project permitting sufficient to make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year, all before November 14, 2007.

With the completion of an updated resource estimate by the Donlin Creek Joint Venture in April, the project is now confirmed as the largest known undeveloped gold deposit in North America at over 25 million ounces of gold. Placer Dome, as manager of theproject, is proceeding with a Pre-Feasibility Study at Donlin Creek. The State of Alaska has allocated and approved US$5 million to upgrade the access road from the Kuskokwim River beginning in 2003 as the first phase of a regional road expansion initiative. The Company will continue to work closely with its partners Placer Dome, Calista Native Corporation and the Kuskokwim Native Corporation along with the State of Alaska and US Federal Government to pursue concurrent expansion of the regional power infrastructure along with the development of the Donlin Creek Project. NovaGold will continue to report on the progress of the Donlin project over the coming quarters.

NovaGold is also working with its partner TNR Gold at the Shotgun Project located south of Donlin Creek. The focus of the exploration program at Shotgun will be to generate potential multi-million ounce gold targets using a Donlin Creek type model. TNR Gold anticipates spending US$900,000 this year on the project to develop and refine drill targets.

At the Company’s Nome Operations, the State of Alaska continues to move forward with the process to purchase a large block of land from the Company for the Nome Airport expansion project. The State of Alaska has allocated and approved money for that purchase and it is anticipated that an agreement to purchase an initial land block will be completed in late 2003. The Company continues to pursue initiatives to expand its sand-and-gravel businesses to provide cash flow that can contribute to administration costs and exploration and development expenditures. These on-going initiatives should allow the Company to continue to build on its operating performance in the future.

In late June 2003 the Company completed the organization of a new early stage exploration company, SpectrumGold Inc., which will be operated by NovaGold’s management team and will be exploring in the Yukon and British Columbia.

We look forward to reporting on further positive developments at Donlin Creek, Rock Creek, Nome Gold and Shotgun during the coming months. Furthermore, the Company will continue to evaluate opportunities to acquire high quality exploration targets including in-production or near-term production ounces to assure continued growth.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer

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MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended May 31, 2003

General

The following information should be read in conjunction with the Company’s May 31, 2003 unaudited consolidated financial statements and related notes, and the Company’s November 2002 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the creation of value through exploration and development of quality mineral assets. The Company’s operations since 1998 have been focused on exploration and development opportunities in Alaska, USA and Yukon, Canada.

Results of Operations

The Company had a net loss of $3.4 million (or $0.08 per share) for its second quarter, the three months ended May 31, 2003, compared with a net loss of $2.2 million (or $0.07 per share) for the second quarter 2002. The increase in loss was mainly due to the $1.5 million write-down of the company’s Yukon properties which was an increase of $0.8 million over the write-downs in the second quarter 2002.

Net revenue from the Company’s Nome, Alaska operations, interest income and other revenue totalled $0.1 million for the second quarter 2003, compared with $0.2 million in the same period in 2002. Due to the seasonal nature of the Company’s operations, revenues for the first two quarters are not representative of the full year results. The Company is currently working on several land sales anticipated to be completed prior to the year end, in addition to a potential land sale related to the expansion of the Nome airport.

Expenses were $3.5 million for the second quarter 2003 compared with $2.4 million in the second quarter 2002. Included in the expenses for 2003 were $1.5 million related to write-downs of properties and $0.65 million related to foreign exchange. The Company holds certain of its cash in US funds sufficient for minium planned expenditures on its US properties. A foreign exchange loss has arisen on those funds as a result of the significant strengthening of the Canadian dollar against the US dollar during the quarter. These increases in write-downs and foreign exchange losses during the second quarter 2003 have been offset by reductions in general and administrative costs of $0.4 million, and professional fees of $0.2 million.

For the six months ended May 31, 2003 the Company had a loss of $4.8 million (or $0.11 per share) compared with a loss of $2.1 million for the first half of 2002. The increased in losses was largely due to the increase in write-down of mineral properties of $0.8 million, the increase in foreign exchange losses of $1.1 million and the reduction in net revenue of $0.8 million. Net revenue for the first half of 2003 was $0.3 million compared with $1.2 million in the same period in 2002. The revenue in 2002 included $0.5 million of revenue from services outside of the Company’s Nome operations and no equivalent revenue amount arose in 2003. Expenses were $5.1 million for the first half of 2003 compared with $3.3 million for the same period in 2002. The increase in expenses was mainly due to the $0.8 million increase in mineral property write-downs and $1.1 million increase in foreign exchange losses that arose because of the 14% strengthening in the Canadian dollar in the six months ended May 31, 2003.

Liquidity and Capital Resources

During the six months ended May 31, 2003 the Company expended $6.7 million on operating activities. The main elements were the $3.4 million reduction in accounts payables, mainly related to the drilling activities at Donlin Creek which was accrued at the year-end, and the cash expended on operating activities of $3.2 million. Also during the six months ended May 31, 2003 the Company received $0.4 million from the exercise of stock options and invested $1.2 million on mineral properties and property plant and equipment. The Company’s cash and cash equivalents were $12.9 million at May 31, 2003.

Outlook

On February 10, 2003 Placer Dome elected to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from the Company by spending three times the Company’s expenditures to November 13, 2002 toward project development, completing a project feasibility study, and making a decision to construct a mine on the project to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. As a result of this exercise Placer Dome has taken over as operator of the project and thus the Company does not anticipate any significant net expenditures on Donlin Creek in 2003. Placer Dome is required to reimburse NovaGold for its expenditures incurred on the project subsequent to November 13, 2002 and prior to Placer Dome completing the transition to operator, and subsequent to May 31, 2003 the Company received US$1.1 million as part of this reimbursement. The Company has been informed by Placer Dome that it intends to complete a preliminary feasibility study on the Donlin Creek project by the fourth quarter of 2003.

The Company is reviewing the possible development plans for gold mining operations at both the Company’s Rock Creek and Nome Gold projects located close to Nome, Alaska. The Company expects to complete a scoping study on the Rock Creek project in 2003 with the intention, before the end of 2003, of either completing a pre-feasibility study or going directly to commencing a feasibility study on the project. In addition the Company is reviewing the possible development plans for Nome Gold likely commencing with a scoping study. The anticipated costs for both these projects for 2003, currently anticipated

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MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended May 31, 2003

not to exceed US$5 million in total, are expected to be funded from available cash with no requirement for alternative financing. The Company also plans to look for other exploration or development opportunities in North America and attractive opportunities in other parts of the world.

NovaGold recently completed the organization of a new early stage exploration company called SpectrumGold Inc. SpectrumGold will be operated by NovaGold’s management team and focused on exploration in Western Canada. NovaGold is the largest shareholder of the new company with current ownership of 42.86% of the issued shares. SpectrumGold will be exploring on four early stage Yukon exploration properties transferred from NovaGold as well as the mineral assets previously held by Quest Capital in British Columbia and an option on the exploration rights to the Brewery Creek Mine indirectly held by Quest Capital in the Yukon.

Significant Accounting Policies

Mineral Properties and Related Deferred Costs

Consistent with other Canadian junior mining companies, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the units-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Reclamation Costs

In recent years, the Company’s activities have primarily focused on exploration for the discovery of mineral resources, and the economic evaluation to assess the technical feasibility and commercial of viability developing the discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the cost thereof will be accrued.

Share Option Plan

Effective December 1, 2002, the Company adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). Further details are set out in note 4.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties, and the provision for reclamation costs. Actual results could differ from those reported.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Corporation’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be determined to be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation, and environmental protection.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized.

Gold Price Volatility

The market price for gold is volatile and cannot be controlled. There is no assurance that the discovery of commercial quantities of gold will result in a production decision.

Corporate Governance

NovaGold has appointed Mr. James Philip C.A., a "qualified financial expert", to NovaGold’s board and to chair the Company’s audit committee which is fully comprised of independent directors.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" but occur elsewhere in this Management Discussion and Analysis as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CONSOLIDATED BALANCE SHEETS - UNAUDITED

	in thousands of Canadian dollars

	May 31	November 30
	2003	2002
	$	$

Assets
Current assets
Cash and cash equivalents	12,898	20,387
Amounts receivable	2,295	2,021
Amounts receivable from related party	57	128
Inventory	81	92
Deposits and prepaid amounts	244	264
	15,575	22,892

Officer loan receivable	227	227
Property, plant and equipment	2,193	1,889
Mineral properties and related deferred costs (note 2)	26,705	27,403
Investments	207	207
Reclamation deposit	105	105
	45,012	52,723

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,761	6,106
Loan payable	200	200
	2,961	6,306

Provision for reclamation costs	1,496	1,496
	4,457	7,802

Shareholders’ Equity
Capital stock (note 3)	111,818	111,404
Contributed surplus	820	820

Deficit	(72,083)	(67,303)
	40,555	44,921
	45,012	52,723

Approved by the Board of Directors

[signed: Rick Van Nieuwenhuyse]	Director	[signed: Gerald McConnell]	Director

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CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - UNAUDITED

	in thousands of Canadian dollars		in thousands of Canadian dollars
	THREE MONTHS ENDED		SIX MONTHS ENDED
	MAY 31		MAY 31

	2003	2002	2003	2002
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	57	201	254	1,184
Interest income	72	27	152	29
	129	228	406	1,213

Cost of sales	30	20	81	39
	99	208	325	1,174

Expenses
Corporate development and communication	242	161	435	542
Foreign exchange loss	658	-	1,125	-
General and administrative	331	703	541	933
Professional fees	239	468	376	590
Wages and benefits	546	590	1,125	675
Write-down of mineral properties	1,503	735	1,503	735
Gain on settlement of convertible debenture	-	(212)	-	(212)
	3,519	2,445	5,105	3,263

Loss for the period	(3,420)	(2,237)	(4,780)	(2,089)
Deficit - Beginning of period	(68,663)	(63,698)	(67,303)	(63,846)
Deficit - End of period	(72,083)	(65,935)	(72,083)	(65,935)
Loss per share
Basic and diluted	(0.08)	(0.07)	(0.11)	(0.06)
Weighted average number of shares	42,646,739	34,084,196	42,602,072	33,447,416

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CONSOLIDATED STATEMENT OF CASH FLOW - UNAUDITED

	in thousands of Canadian dollars		in thousands of Canadian dollars
	THREE MONTHS ENDED		SIX MONTHS ENDED
	MAY 31		MAY 31

	2003	2002	2003	2002
	$	$	$	$

Cash provided by (used by)

Operating activities
Net loss for the period	(3,420)	(2,237)	(4,780)	(2,089)
Items not affecting cash
Foreign exchange loss	-	11	-	46
Amortization	38	184	77	204
Issue of shares for settlement
of commitments	-	-	-	74
Non cash compensation	-	270	-	270
Gain on settlement of convertible royalty	-	(212)	-	(212)
Write down of mineral properties and
related deferred costs	1,503	735	1,503	735
Other non-cash items	-	30	-	75
	(1,879)	(1,219)	(3,200)	(897)

Net change in non-cash working capital
(Increase) decrease in amounts receivable,
deposits and prepaid amounts	194	(168)	(183)	(123)
(Increase) decrease in inventory	11	-	11	-
Increase (decrease) in accounts payable
and accrued liabilities	248	1,139	(3,345)	654
	(1,426)	(248)	(6,717)	(366)

Financing activities
Proceeds from issuance of common shares - net	100	18,153	414	18,886

Investing activities
Acquisition of property, plant and equipment	(339)	(335)	(381)	(347)
Expenditures on mineral properties and
related deferred costs - net	(545)	(2,427)	(805)	(2,915)
	(884)	(2,762)	(1,186)	(3,262)
Increase (decrease) in cash and cash
equivalents during the period	(2,210)	15,143	(7,489)	15,258

Cash and cash equivalents -
Beginning of the period	15,108	537	20,387	422

Cash and cash equivalents - End of the period	12,898	15,680	12,898	15,680

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NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

1. BASIS OF PRESENTATION

These unaudited consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc..

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2002 Annual Report and have been consistently followed in the preparation of these financial statements except as disclosed in note 4. Accordingly, these financial statements should be read in conjunction with the 2002 Annual Report.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company’s financial position as of May 31, 2003, the results of its operations and its cash flows for the three-month and six-month periods ended May 31, 2003. The results of operations and cash flows are not necessarily indicative of the future results of operations or cash flows.

2. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

For the six months ended May 31, 2003:			in thousands of Canadian dollars

	Balance -			Balance -
	November 30,			May 31,
	2002	Expenditures	Write downs	2003
	$	$	$	$

Alaska, USA
Donlin Creek	17,384	13	-	17,397
Shotgun	4,260	50	-	4,310
Rock Creek	3,142	630	-	3,772
North Donlin	84	-	-	84
Nome Gold Project	55	88	-	143

Yukon, Canada
Harlan	689	-	(658)	31
McQuesten	902	24	-	926
Sprogge	795	-	(757)	38
Klondike	92	-	(88)	4

	27,403	805	(1,503)	26,705

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NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

3. CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars

	Number of	Value
Issuance of common stock	Shares	$

Balance at November 30, 2002	42,494,815	111,404
Issued in quarter
For cash pursuant to option agreements	105,000	314

Balance at February 28, 2003	42,599,815	111,718
Issued in quarter
For cash pursuant to option agreements	109,500	100

Balance at May 31, 2003	42,709,315	111,818

4. STOCK OPTIONS

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten-year period from the date of grant.

Effective December 1, 2002, the Company adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments ("CICA 3870"). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to awards granted on or after the date of adoption.

As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees under our stock based compensation plan. Accordingly, no compensation cost will be recognized for stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided the pro forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation.

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NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

During the year the Company granted 1,255,000 stock option grants priced between $3.60 and $4.62 per share with a 10 year expiry date. Had the Company determined compensation costs for this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss and loss per share would have been reduced to the pro forma amounts indicated below:

		Six Month Ended
		May 31, 2003
		$

Net loss for the period	As reported	(4,780)
	Pro forma	(7,735)

Basic and diluted loss per share	As reported	(0.11)
	Pro forma	(0.18)

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

May 31, 2003

Average risk-free interest rate	4.20%
Expected life	5 years
Expected volatility	75%
Expected dividends	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

5. SUBSEQUENT EVENTS

Subsequent to the period ended May 31, 2003, NovaGold Resources and Viceroy Resource Corporation (now Quest Capital) contributed assets in exchange for shares of a newly formed exploration company called SpectrumGold Inc. The new company holds all of NovaGold’s Yukon exploration properties and the mineral assets of Viceroy located in the Yukon and British Columbia. The new company is focused on exploration in the Western Canadian Cordillera. SpectrumGold Inc. will be operated by the NovaGold management team and NovaGold is the largest shareholder of the new company, owning 42.86% of SprectrumGold Inc.’s issued shares.

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CORPORATE INFORMATION

OFFICERS

Rick Van Nieuwenhuyse, M.Sc.
President & CEO

R.J. (Don) MacDonald, C.A.
Senior Vice President & CFO

Greg S. Johnson, B.Sc. Honors
Vice President, Corporate Development

Joe R. Piekenbrock, M.Sc.
Vice President, Exploration

Doug Brown, B.Sc., M.Sc.
Vice President, Business Development

BANKERS

The Toronto Dominion Bank

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

LEGAL COUNSEL

Patterson Palmer
Halifax, Nova Scotia

DIRECTORS

George Brack
North Vancouver, British Columbia

Gerald McConnell
Kings County, Nova Scotia

Cole McFarland
Fallbrook, California

Clynton Nauman
Blaine, Washington

Rick Van Nieuwenhuyse
Los Gatos, California

James Philip, C.A.
Coquitlam, British Columbia

STOCKLISTING

Toronto Stock Exchange
(Trading Symbol: NRI)

REGISTRAR AND TRANSFER AGENT

ComputerShare Trust Company
Halifax, Nova Scotia

HEADQUARTERS

Suite 3454, Four Bentall Centre
1055 Dunsmuir Street
P.O. Box 49215
Vancouver, British Columbia V7X 1K8
Tel: (604) 669-6227
Fax: (604) 669-6272
Toll Free Tel: 1 (866) 669-6227
info@novagold.net
Website: www.novagold.net

NOME OPERATIONS

P.O. Box 640
Nome, Alaska 99762-0640
Mitch Erickson
Lands and Operations Manager
Tel: (907) 443-5272
Fax: (907) 443-5274
mitch.erickson@novagold.net

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